April 22, 2019

Vladimir Novakovic

President and Chief Executive Officer

Flashapp Inc.

2 Infirmary Street

Leeds, LS1 2JP

Great Britain

Re:Flashapp Inc.

Registration Statement on Form S-1

Filed November 28, 2018

File No. 333-228571

Dear Messrs.:

This letter sets forth the responses of Flashapp Inc. (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of December 21, 2018.

Form S-1 Registration Statement

Cover Page

1.You have no assets, no revenues and nominal operations. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. Please indicate your shell company status on the prospectus cover page and provide risk factor disclosure that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: We believe the Company is a development stage company pursuing an actual business as set forth in the Company’s Form S-1. Our business plan is well formed, and our operations and assets exceed the classification of “nominal”. Our management has devoted a significant amount of time to development of Flashapp’s business. We created a business presentation that we will use to attract additional financing, additional video advertisement that you can review on our website (https://flashapp.pro) with links to download the application. As of today, we have developed terms of reference, completed the design of our application, created an Apple store and Google Play accounts and currently find ourselves at the server and application update development stage. Further, we have entered into an agreement to rent office space where we will conduct our business activities. We are building our corporate organization, and we have no immediate or future plans to enter into any mergers or acquisitions., nor do we have any immediate or future plans to sell the Company.

2.Please disclose that Vladimir Novakovic beneficially owns 100% of the company's common stock, and what his ownership interest will be assuming 100% of this offering is sold.

Response: The information was disclosed.

3.Please reconcile your disclosure in this section that the offering will remain open for 240 days with your disclosure throughout the document that the offering will remain open for one year after the effective date of the prospectus.

Response: The disclosure was reconciled.

Prospectus Summary, page 5

4.You state that release one will be completed at a budget of $7,000. Please clarify your reference to the $10,000 which you state will be in addition to the amount your director paid from his personal budget.

Response: The information was revised.

Description of Business

Market Trends and Opportunity, page 28

5.Please provide support for your statement that mobile users spend an average of 2 hours and 42 minutes per day on their devices and that people spend more than four hours per day listening to music. Also provide the basis for your statements (here and on page 32) that:

•In a year, Flash will have about 250,000 users and in two years it will have 2 million users.

•Flash will outclass Shazam and generate more revenues. In this regard, we note that Shazam was acquired by Apple Inc for $400 million in 2017.

Response: The support statements were provided.

Certain Relationships and Related Party Transactions, page 37

6.Please provide the material terms and Item 404 information for the agreements with Vladimir Novakovic, including the director loan, the share purchase agreement, and the loan agreement. With respect to the loan agreement filed as Exhibit 10.2, please also revise the use of proceeds and liquidity sections to discuss the impact of this $40,000 on the company's financial condition and operations. Refer to Items 504 and 303 of Regulation S-K.

Response: The information was provided.

Consolidated Financial Statements

Balance Sheet Standard, page F-3

7.It appears that 3.5 million shares of common stock were issued in exchange for a note receivable from your director. Please revise to present the receivable as a deduction from stockholders' equity or explain. Refer to SAB Topic 4.E.

Response: The information was revised and disclosed.

General

8.Please reconcile your disclosure to provide the total number of shares currently outstanding. On pages 18, 38, and 49, you state that 3,500,000 shares are currently issued and outstanding, but on pages 21 and 25, you state that there are 8,500,000 shares issued and outstanding. Additionally, please clarify Mr. Novakovic's current beneficial ownership. On pages 18 and 20, you state that he will buy 3,500,000 shares of common stock "within 180 days from the date of inception" and on page F-10 you state that he will buy them "within 180 days from the date of Registration Form S-1 submission." Finally, please reconcile your disclosure with the provisions of the "Intention Agreement of Share Purchase" filed as Exhibit 10.2, which does not include any 180 days provision and suggests that Vladimir Novakovic, your CEO, may be functioning as a consultant and providing certain services, including "company incorporation, preparation of S-1, preparation of year end financials" in exchange for 3,500,000 shares.

Response: The disclosures were reconciled.

According to item 3a in our Intention Agreement of Share Purchase, filed as Exhibit 10.1: "the Consultant is purchasing the Shares for the Consultant’s own account (not as a nominee or agent) for investment purposes and not with a view towards resale or distribution of any part thereof."  There is no information regarding services in exchange for 3,500,000 shares.

Best regards,

/s/ Vladimir Novakovic

President and Chief Executive Officer of Flashapp Inc.